SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                   CERTIFICATE
Cinergy Corp. et al.               OF
File No.  70-8767                  NOTIFICATION

(Public Utility Holding Company
Act of 1935)

         With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its order dated February 20, 1996 (Rel. No. 35-26474), Services hereby notifies the Commission, on behalf of itself and the other Applicants, as follows:

1. Enclosed herewith as Exhibit A are an unaudited balance sheet and income statement of Cinergy Cooling Corp.
         ("CoolCo") as of and for the calendar quarterly period ended December 31, 1996 ("Fourth Quarter").

2.       Summary of business activities during Fourth Quarter:

         (a) Construction. Construction of the central plant, located at 4th and Walnut Streets in downtown
              Cincinnati, began in October with an anticipated in-service date of April 1, 1997. Mechanical, electrical and rigging work began in the Fourth Quarter. In addition, construction began in September on the first element of the distribution system, consisting of a network of underground pipes radiating from the central plant. This work was complete, except for testing, by the middle of December.

         (b) Procurement. Equipment purchased by CoolCo included pumps, fans, controls, low voltage electric equipment and water treatment equipment.

         (c) Lease. Lease negotiations with respect to the contemplated central plant building at 4th and Walnut Streets between CoolCo and Tri-State Improvement Company, a nonutility associate company of CoolCo and the owner of the building, were being finalized in the Fourth Quarter.

         (d) Marketing. As of the end of the Fourth Quarter, letters of intent covering an aggregate of about 19,000 tons of chilled water on an annual basis had been executed with potential customers.

         (e) Permits. A required conditional use variance with respect to the central plant was obtained.

3.       Summary of financing activities during Fourth Quarter:

         (a) Investments made a series of open-account advances to CoolCo totaling approximately $2,785,000 bearing interest at annual interest rates between 5 and 6%.

4. Summary of services received by CoolCo during Fourth Quarter from Cinergy Services, identifying each service by function and the aggregate cost thereof charged to CoolCo:

         (a)  listing of services provided by Cinergy Services:

              (i) legal, marketing and executive (including project and construction management)

         (b)  total dollar amount of services provided:

              (ii) $176,000

                        S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 21, 1997

                                CINERGY SERVICES, INC.


                                By:/s/William L. Sheafer
                                Treasurer



    CINERGY COOLING CORP.
    STATEMENT OF INCOME (UNAUDITED)
    QUARTER ENDED DECEMBER 31, 1996

    (in thousands)

            Operating Revenues                                     $     -

            Operating Expenses
              Other operation                                            -
              Income Taxes                                               -
              Taxes other than income taxes                              -
                                                                         -

            Operating Income                                             -

            Other Income and Expense - Net
              Income Taxes                                             (63)
              Other - net                                              222
                                                                       159

            Income Before Interest and
              Other Charges                                            159

            Other interest                                              44

            Net Income                                             $   115

    CINERGY COOLING CORP.
    BALANCE SHEET (UNAUDITED)
    AT DECEMBER 31, 1996

    (in thousands)

            ASSETS

            Current Assets
                    Accounts receivable                            $     -
                    Accounts receivable - affiliates                     -
                    Other                                                -
                                                                         -

            Other Assets
                    Nonutility property                              4,600
                    Accumulated depreciation                             -
                                                                     4,600

                    Construction work in progress                        -
                                                                     4,600

                    Other                                                5
                                                                     4,605

                                                                   $ 4,605


            CAPITALIZATION AND LIABILITIES

            Common Stock Equity
                    Paid-in capital                                $     -
                    Retained earnings                                 (796)
                      Total common stock equity                       (796)

            Current Liabilities
                    Accounts payable                                     -
                    Accounts payable - affiliates                    5,426
                    Accrued taxes                                      (25)
                                                                     5,401

            Other Liabilities
                    Deferred income taxes                                -
                    Other                                                -
                                                                         -

                                                                   $ 4,605